U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                        LUNA MEDICAL TECHNOLOGIES, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)

NEVADA                                                                98-0207745
------                                                                ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

1820-1095 West Pender Street, Vancouver, British Columbia, Canada        V6E 2M6
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                 (Zip Code)

                                  604.687.0719
                                  ------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

          Title of Each Class               Name of Each Exchange on which
          to be so Registered:              Each Class is to be Registered:
          --------------------              -------------------------------

                 None                                   None
                 ----                                   ----

Securities to be registered under Section 12(g) of the Act:

    Common Stock, Par Value $.001          Preferred Stock, Par Value $.001
    -----------------------------          --------------------------------
           (Title of Class)                        (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                                  Page 1 of 12
                      Exhibit Index is specified on Page 11

                         Luna Medical Technologies, Inc.
                              a Nevada corporation

          Index to Amendment No. 2 to Form 10-SB Registration Statement

Item Number and Caption                                                    Page
-----------------------                                                    ----

1.    Description of Business................................................3
          Development of the Company.........................................3
          Business of the Company............................................3
          Government Approval................................................4
          Patents............................................................4
          The Company's Subsidiary ..........................................5
          Marketing and Sales Strategy.......................................5
          Competition........................................................6
          Personal Fertility Technologies, Inc. ("PFT")......................6
          Med-Direct Products Inc. ("MDP")...................................6
          Natural Family Planning Using the Luna Fertility Indicator.........7
          Basic Fertility Awareness..........................................7
          Other Methods of Natural Family Planning...........................7
          Employees..........................................................7
          Reports to Security Holders........................................8
2.    Management's Discussion and Analysis of Financial Condition and
          Results of Operations..............................................8
          Revenue............................................................8
          Costs and Expenses.................................................8
          Liquidity and Capital Resources....................................8
          Results of Operations.............................................10
          Year 2000 Compliance..............................................10
3.    Description of Property...............................................10
      Property Held by the Company .........................................10
11.   Description of Securities.............................................10
15b.  Exhibits..............................................................11

Signatures    ..............................................................12


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

Item 1. Description of Business.

Development  of  the  Company.  Luna  Medical   Technologies,   Inc.,  a  Nevada
corporation ("Company"), formerly entitled Luna Technologies, Inc., was incorporated in the State of Nevada on January 19, 1999. On or about May 31, 1999, the Company changed its name to Luna Medical Technologies, Inc. The executive offices of the Company are located at 1820-1095 West Pender Street, Vancouver, British Columbia, Canada V6E 2M6. The Company's telephone number is 604.687.0719.

Business of the Company. On or about January 31, 1999, the Company entered into an exclusive worldwide license agreement ("Agreement") with Luna Products, Inc., a Canadian corporation ("LPI"), to distribute the Luna Fertility Indicator ("Indicator"), a lightweight, re-usable home fertility test. As a point of clarification, as used in this Amendment No. 2 to the Company's Registration Statement on Form 10-SB the term "US$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Amendment No. 2 to the Company's Registration Statement on Form 10-SB the term "CDN$" means the currency of Canada, in Canadian Dollars, unless otherwise stated. The Agreement also grants the Company the right to distribute fertility charts with every purchase of the Indicator (described in more detail below). In exchange for the grant of the worldwide license ("License"), the Company agreed to lend LPI US$40,000, interest free ("Loan"), and spend a minimum of US$20,000 on marketing the Indicator. The Agreement provides that LPI shall repay the Loan by paying to the Company a fee of CDN$1.00 for each Indicator sold for the first 30,000 Indicators sold, then CDN$.50 per Indicator sold in perpetuity. LPI is not required to repay the Loan within any specified period of time. The term of the Loan will be dependent on the number of Indicators sold by the Company. The Company was also given the option of converting the Loan to a 50% equity interest in LPI, in which case LPI would have no obligation to repay the Loan or any royalties. The Company also agreed to pay LPI a 5% royalty on the total gross sales of the Indicator during the term of the License. Moreover, the Company agreed to pay directly to Jim Emmerson, a director of LPI, a royalty of CDN$1.00 per Indicator sold in perpetuity. The license granted under the Agreement expires upon repayment of the Loan. However, the Company and LPI have orally agreed that the relationship between the Company and LPI will continue beyond the term of the License. The Company anticipates that the specific terms and conditions of any continuing relationship will be substantially similar to those contained in the Agreement. However, the Company and LPI have not yet finalized the specific terms and conditions of their continuing relationship. Except for their relationship regarding the Indicator, the Company and LPI have no other affiliation.

On or about May 6, 1999, the Company and LPI agreed to amend the Agreement ("Amendment"). Among other things, the Company agreed not to exercise its right to convert the Loan to a 50% equity interest in LPI. LPI agreed that the Indicator would be sold to the Company for CDN$12.50, if the Company sold the Indicator to wholesalers and distributors, and CDN$16.50 if the Company sold the Indicator directly to consumers. The Company also agreed to increase expenditures for marketing the Indicator to CDN$250,000 or more, to be expended on or before May 31, 2000. The exclusive marketing rights and royalty payments provided for under the Agreement and those terms and conditions contained in the Amendment, apply to the Indicator and any modified version of the Indicator but do not apply to other products that may be developed by LPI.

The concept behind the Indicator has been used in Europe for some time. Although no product exactly like the Indicator is being sold in Europe, the Company believes that the medical principles behind the Indicator involving the analysis of a woman's saliva to determine fertility have been the subject of clinical tests to verify the safety of that concept. However, the Company has not conducted its own testing regarding the accuracy of the Indicator and cannot attest to the extent, nature, accuracy or validity of any third party tests. Quite simply, a woman's body fluids indicate the changes in hormones during different phases of her fertility cycle. When the dried fluids are viewed through a powerful magnifier, patterns in the crystallized fluids indicate the stage of her fertility cycle. The Indicator relies on the medical fact that saliva crystallizes in the same special way as uterine cervical mucus, due to the action of the estrogens, presenting the appearance of fern-type branches. In 1948, Dr. Ridborg first discovered physiological variations in the crystallized arrangement of saliva (or cervical uterine mucus) related to ovulation. Later, Doctors Evelyn L. and John J. Billings identified this scientific discovery as an indicator of female fertility.

The Company cannot attest to the accuracy, extent, nature or validity of those tests conducted by Evelyn and John Billings.

In 1969, at the Royal Academy of Medicine in Barcelona, Spain, Dr. Biel documented his investigations evidencing the relationship between hormonal changes during the menstrual cycle and crystallization of female saliva during ovulation, which followed an identical pattern in uterine cervical mucus. Specifically, a woman's saliva and uterine cervical mucus only crystallize during a period of from 6 to 8 days, during the fertile stage of the menstrual and ovulation cycle. It is important to note that individual advances and delays in ovulation do not affect this method's precision, as the method relies on ovulation itself rather than a projected cycle date. The Company cannot attest to the accuracy, extent, nature or validity of those tests conducted by Dr. Biel.

The secretion of estrogen and progesterone changes daily during a woman's menstrual cycle, influencing the characteristics, which can be observed in the dried body fluids, in particular, saliva and cervical fluid. These observable characteristics include an increase in filaceousness (that is, the appearance of thread-type anatomical structures) and specific changes in the crystalline patterns during the days preceding ovulation. The increase of estrogen during the whole of the first stage of the menstrual cycle produces changes in the consistency and crystallization of saliva, in the same way as in uterine cervical mucus. The estrogens only produce crystallization of these fluids when they reach a certain concentration. This concentration is reached 3 to 4 days prior to ovulation.

The simple procedure to produce and examine these crystalline patterns is by placing a saliva (or cervical mucus fluid) sample on a slide to evaporate and view through a small, powerful, hand-held microscope. By repeated in-home testing, a woman can track her complete ovulation cycle without the nuisance of urine tests, temperature tests and monthly calendar tracking, or costly visits to a fertility or health care service. It is totally private, non-invasive, and chemical free method of testing for fertility.

The Indicator takes up slightly more space than a lipstick and can be used any private place with access to natural or clear light. A woman simply places a sample of her saliva on the clean slide, allows the saliva to dry, then holds the slide up to a 40-watt or greater light source and looks at the saliva pattern through the eyepiece. The woman then compares her saliva patterns indicated in the book of charts provided free of charge with the Indicator. Comparing the saliva patterns will indicate her state of fertility. The charts are easy to use, consisting mainly of the woman noting on the chart whether she is fertile or infertile based on the saliva patterns, thus providing a quick and easy reference indicating her monthly fertility cycle. If the woman is in the biologically active, fertile phase, her saliva will crystallize and fibrous "fern-type" patterns will be clearly viewed in the small Indicator in-home small microscope. Then she can rinse off the slide and put it away until the next use.

The Company anticipates that the Indicator will be used as a guide to determine the different phases of the fertility cycle and as an aid to encourage conception. The Company does not intend for this device to be used or considered as a contraceptive or method of birth control. The distinction lies in the difference between anti-procreative sex (contraception) and non-procreative sex (natural family planning). Please refer to the section entitled "Natural Family Planning using the Luna Fertility Indicator" on page 6.

Government Approval. In order to sell the Company's product in Canada, the Company was required to obtain a Drug Identification Number ("DIN"). The Company has applied for and received DIN186759.

In order to sell the Company's products in the United States, the Company is currently preparing the requisite filing documents for application with the Food and Drug Administration ("FDA"). The Company expects that the initial FDA filing will occur within the next 60 days. The Company anticipates that because the Indicator is non-invasive, the FDA application process will take approximately six (6) months to complete. The Company anticipates that it will market the Indicator to various countries and will at that time make the proper application for any required governmental approvals. At this time, the Company has not applied for any additional governmental approvals.

Patents. LPI has applied for and received a Canadian design patent for the manufacture of the Indicator. The Company has not been assigned any ownership rights in that Canadian patent. Neither LPI nor the Company have either applied for or obtained a United States patent covering the Indicator. The Company regards certain aspects of the Indicator as proprietary and will attempt to protect such proprietary information through contractual restrictions on disclosure, copying and distribution. The Company itself does not hold any patents. Except as protected by the Canadian patent held by LPI, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's or LPI's technologies. While the Company believes that its rights in the Indicator do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any such claims, with or without merit, can be time consuming and difficult to defend and, if successful, could have a material adverse effect on the Company.

The Company's Subsidiary. On or about May 11, 1999, the Company caused to be incorporated, in British Columbia, Luna Fertility Indicator, Inc. Luna Fertility Indicator, Inc., is currently a wholly-owned subsidiary of the Company. The Company anticipates that the primary business of Luna Fertility Indicator, Inc., will be marketing and distributing the Indicator.

Marketing and Sales Strategy. The Company has hired, on an as needed basis, Melissa Gervais to act as an in-house marketing and public relations consultant to co-ordinate an advertising campaign in targeted media such as medical journals, women's magazines, religious publications and other selected media. From January 19, 1999 (inception) through June 30, 1999, the Company has paid Ms. Gervais a total of US$16,830 in consulting fees. The Company hopes that Ms. Gervais' efforts will help generate immediate awareness of the Indicator. The Company will attempt to market the Indicator in major chain drug stores using selected regional distributors.

The Company has agreed in principal on a distribution contract with Bathurst Sales ("Bathurst") of Downsview, Ontario, Canada's leading distributor of cosmetics and personal care products, whose customers include London Drugs, Shoppers Drug Mart, Pharma Plus Drugmarts, Lawton's Drug Stores and Uniprix. Bathurst distributes products such as Revlon, John Frieda, Elizabeth Arden, Rubbermaid, AM Cosmetics and Vogue International, and its current clients are those that the Company desires will market and promote the Indicator. Bathurst will be informed of the dates of the Company's advertising programs to co-ordinate any co-operative advertising plans that its clients may have for the period. Bathurst has orally agreed to distribute the Indicator and negotiations are ongoing to reduce the terms, conditions and covenants to writing. The Company anticipates that the written agreement between the Company and Bathurst will provide for the shipment, FOB Vancouver, on a CDN$22.00 per unit basis.

The Company is in the process of developing new and attractive ways to market the Indicator. During the last several months, the Company has designed new packaging and marketing materials which the Company believes will enhance the appeal of the Indicator. The Indicator is now being represented in Canada by two distributors. The first distributor, Bathurst, sells various products to traditional drug stores. The second distributor, Inno-Vite, sells various products to health food stores such as Caper's, Vitamin House, Choices,
Nutrition House, GNC and Noah's Natural Foods. The Company continues to negotiate with the companies interested in the Company's Indicator in other markets throughout the world. The Company anticipates that distribution arrangements will be finalized within six (6) months of securing the necessary governmental approvals in those foreign markets.

The Company is also involved in the advertising and promotion of the Indicator on the Internet. The Company's Internet website is www.lunafert.com. The Company's website contains general information on (i) how the Indicator works;
(ii) frequently asked questions; (iii) the chart (more particularly described on page 4, Item 1); (iv) where to purchase the Indicator (such information lists locations in only those jurisdictions where the Indicator may be sold); (v) the Company. The Company does not anticipate that it will engage in e-commerce in the near future. However, should the Company decide to sell the Indicator via its website, it plans to take all of the necessary precautions to ensure secure transmission of confidential information, including, but not necessarily limited to, the reliance on encryption and authentication technology. Currently, the Company's website is for informational purposes only. Moreover, the content is limited and no products are sold via the Company's website. The costs associated with developing and maintaining the Company's website have been minimal. The Company does not anticipate any material expenditures within the next 12-months associated with its website. Any costs associated with the Company's website will be minimal and the Company believes it has sufficient funds to maintain its website. The Company does not currently have link arrangements with any other websites nor does it have any tie-ins with any other websites nor does it have any tie-ins with any search engines.

The Company has commenced sales of the Indicator in Canada. The Company has focused its initial sales efforts in Canada because it has received government approval to distribute the Indicator. The Company anticipates that it will initiate a mail order campaign and advertising in selected publications. The Company has begun discussing with potential distributors in Taiwan, South Africa and Turkey the potential foreign markets for the Indicator. The Company hopes to expand marketing and distribution into Spain, Turkey and the United States. However, since all discussions with such distributors are merely preliminary, the Company cannot predict when, or even if, it will penetrate such markets. The Company also anticipates providing distributors with rebates for co-operative advertising and freight and discount allowances. At this time, the Company's only business is the marketing and distribution of the Indicator. The Company is generating revenue from the sale of the Indicator in Canada (more particularly described in Item 2 of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB). The Company has a very limited operating history and has not realized significant revenues from its operations.

The Indicator will be targeted toward: (i) chain drug stores and pharmacy retailers, (ii) distributors selling to health food chains, and (iii) natural or homeopathic medical clinics.

Competition. The Company has identified two significant competitors, Personal Fertility Technologies, Inc. and Med-Direct Products, Inc.

Personal Fertility Technologies, Inc. ("PFT"). Headquartered in Gold River, California, PFT has designed a product called the PFT 1-2-3TM , which uses colored slides to incorporate a technique similar to the staining method used in medical test laboratories. PFT has distributors in Mexico, Germany, Hong Kong and Canada. The retail price of the PFT 1-2-3 ranges from anywhere from US$89.95 to US$129.95. To the best of the Company's knowledge, this product has not been approved by the United States Food and Drug Administration, but is currently being re-tested for distribution in the United States.

Med-Direct  Products Inc. ("MDP").  Headquartered in Australia,  MDP distributes
(i) the Lady Fertility Tester, a saliva-based fertility test; (ii) the Bioself Fertility Indicator, a temperature and calendar-based fertility test; (iii) the Lady Ovulation Tester, a urine-based fertility test; and (iv) the Lady Pregnancy Tester, also a urine-based fertility test. The Lady Fertility Tester is not for sale in either Canada or the United States. In Australia, the Lady Fertility Tester retails for 55 Australian Dollars or approximately US$35.00

The Indicator retails for approximately CDN$40.00, providing the Company with a competitive pricing advantage. The Indicator also requires the purchase of a CDN$3.00 book of charts per year. The charts accompanying the Indicator are provided free of charge with the purchase of an Indicator. The Company also believes that it will have a significant advantage over the Australian product because of the North American Free Trade Agreement and monetary exchange rates favorable for the export of Canadian products. The Company may reduce its introductory price to attract distributors.

The Company believes that the Indicator occupies a unique position in the market for natural family planning methods. The Company believes that the unique features of the Indicator will allow it to compete with, and in some circumstances, surpass its competition. However, the Company will compete directly with other companies and businesses that will have developed or are in the process of developing products that will be competitive with products marketed by the Company. There can be no assurance that other products that are functionally equivalent or similar to the Indicator have not been developed or are not in development. The Company believes that there are companies and businesses that exist and may have developed or are developing such products as well as other companies and businesses that have the expertise that would encourage them to develop and market products directly competitive with those marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development, than the Company or its subsidiary. There can be no assurance that the competitors of the Company have not or will not succeed in developing products that are more effective than the Indicator, or which would render the Indicator obsolete and non-competitive. Many of the


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

competitors of the Company have substantially greater experience, technical and financial resources in production, marketing and development capabilities than the Company.

Natural Family Planning Using the Luna Fertility Indicator. The health problems and abortifacient properties associated with pills, IUDs, and Norplant have been documented but seldom disseminated to patients. The Company believes that third-party tests indicate the Indicator has no side effects that can reduce fertility in the long-term, and that natural family planning using the Indicator is a safe natural family planning device. However, the Company cannot attest to the accuracy, extent, nature or validity of those third-party tests. The Company believes that the use of the Indicator is a helpful and useful way to plan pregnancy. The Company believes that approximately 20% of couples experience problems achieving pregnancy when they want to. The Company believes that the Indicator is particularly useful to those women suffering from either reduced or marginal fertility. The fertility awareness provided by the Indicator allows the couple to take advantage of those times when the woman is most fertile. The Company believes that the Indicator is based on sound scientific knowledge, helpful in assisting couples in understanding mutual fertility, morally acceptable and easy to learn. The Company believes that the use of the Indicator and the accompanying charts will encourage and facilitate couples to (i) follow each cycle as it unfolds;(ii) understand certain psychological reactions; (iii) discern the period of ovulation; (iv) recognize possible signs of infertility;
(v) predict menstruation; (vi) detect the re-establishment of ovulatory cycles after taking contraceptive pills or after pregnancy; (vii) promote conscious procreation; (viii) assist them in the choice, use and means of contraception regulation; and (ix) recognize the approach of menopause. The Indicator allows for a couple to track the woman's fertility without chemicals, mechanical or surgical means.

Basic Fertility Awareness. In a typical menstrual cycle, a woman has several days of bleeding, usually followed by a few infertile days, then several days during which fertile cervical fluid is produced, then ovulation. About 2 weeks after ovulation the cycle ends and the bleeding of the next cycle begins. The different parts of this cycle can be identified by changes in body temperature and production of cervical fluid. In the usual cycle, cervical fluid increases, ovulation occurs, then the cervical fluid dries and basal body temperature increases. An increase in basal body temperature of approximately half a degree Fahrenheit is a reliable indicator that ovulation has occurred. This increase in basal body temperature remains for approximately 2 weeks (called the "luteal phase"), then usually decreases just before menses starts again.

Other Methods of Natural Family Planning. The now almost obsolete Calendar Rhythm method used each woman's past menstrual cycle history to predict future cycles. Its method effectiveness, up to 87%, was similar to that of its competitors in the 1930's and 1940's. The Ovulation Method ("OM"), also known as the Billings method, depended on observation of menstrual bleeding and the production of cervical fluid. Such observations were subject to misinterpretation. Also, in a very short menstrual cycle, fertile cervical fluid may begin to be produced before menstruation has finished, and it may be difficult to observe in the presence of bleeding.

Using cervical fluid observations such as the OM but cross-checking those observations by temperature is called the Sympto-Thermal Method ("STM"). STM requires daily temperature measurements, taken upon waking in the morning at the same time every day. It also relies on symptoms of fertility, most commonly the presence of fertile cervical fluid, and the position of the cervix. Around the fertile time, the cervix withdraws further into the body and the opening of the cervix increases. At the time of ovulation, temperature starts to increase about half a degree Fahrenheit. Cross-checked with the other symptoms, this provides confirmation that ovulation is occurring and then determines the infertile time following ovulation.

Recently, researchers have defined what they call the Lactation Amenorrhea Method ("LAM"). After giving birth, a woman normally experiences a time of infertility until her body is ready for another pregnancy. If a woman doesn't breastfeed, this period of infertility is usually quite short. If a woman exclusively breastfeeds, without pacifiers, bottles or schedules, the average length of infertility is 14 months, but can vary from a few months to several years.

Employees. The Company does not currently have any employees. The Company currently uses the services of three consultants at its corporate office in Vancouver, British Columbia. Campbell Capital Advisory, Inc., provides the services of Gordon McDougall, President and Chief Executive Officer of the Company, for management and


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administrative  services  to the  Company.  Melissa  Gervais  provides  in-house marketing and sales services to the Company. Glen Wallace supplies accounting and financial consulting services on a month-to-month, as needed basis.

Reports to Security Holders. The Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company with the Securities and Exchange Commission ("SEC") upon the effective date of this Registration Statement on Form 10-SB, at which time the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue. The Company's year end is March 31 and its first year end was March 31, 1999. For the first fiscal year, which covered the period from the date of incorporation on January 19, 1999 to March 31, 1999, the Company generated gross revenue of US$1,020 from sales of the Indicator, and an operating loss of approximately US$29,100. For the first fiscal quarter, which covered the period from April 1, 1999 to June 30, 1999, the Company generated revenue of US$15,547 from sales of the Indicator. For that same period, the Company experienced an operating loss of approximately US$70,200. The following chart represents historical sales of the Indicator.

                                Schedule of Sales
                        January 19, 1999 to June 30, 1999

================================================================================
Month                         Sales                                 Units Sold
================================================================================
January 1999                          US$0                                    0
--------------------------------------------------------------------------------
February 1999                         US$0                                    0
--------------------------------------------------------------------------------
March 1999                        US$1,020                                   75
--------------------------------------------------------------------------------
April 1999                        US$1,061                                   77
--------------------------------------------------------------------------------
May 1999                         US$13,187                                  798
--------------------------------------------------------------------------------
June 1999                         US$1,299                                   32
================================================================================

Costs and Expenses. Cost of sales for the fiscal year ended March 31, 1999, represented 81.1% of revenues. For the first fiscal quarter ended June 30, 1999, these costs represented 59.7% of that period's comparatively higher revenues. The Company believes the higher proportion of cost of sales for the fiscal year ended March 31, 1999, was the result of the commencement of initial sales of the Indicator, and the lower proportion during the first fiscal quarter ended June 30, 1999, is more indicative of the anticipated revenue to cost ratio.

Consulting fees of US$13,163 represented the largest single expense for the fiscal year ended March 31, 1999 and consisted of US$8,163 for in-house marketing services and US$5,000 for management fees paid to Campbell Capital Advisory, Inc. (see Item 7). For the first fiscal quarter ended June 30, 1999, consulting fees totaled US$11,437 which was the direct result of increased marketing activity related to the Indicator. Management fees of US$15,000 accrued to Campbell Capital Advisory, Inc., were disclosed separately in the first fiscal quarter's financial statements.

Marketing expenses totaled US$5,907 for the fiscal year ended March 31, 1999 and US$24,787 for the first fiscal quarter ended June 30, 1999, which resulted from increased marketing activity relating to the Indicator.

Liquidity and Capital Resources. Net cash used for operating activities was US$27,071 for the fiscal year ended March 31, 1999, and US$32,038 for the first fiscal quarter ended June 30, 1999. The net cash used for operating activities during fiscal year ended March 31, 1999, consisted primarily of the net loss of US$29,097 during the development stage and increases in prepaid expenses, accounts payable and accrued liabilities. Net cash used by operations during the first fiscal quarter ended June 30, 1999 consisted primarily of the net loss of US$70,232 and was offset to an extent by an increase in accounts payable and accrued liabilities of US$37,278.

Net cash used by investing activities was US$40,001 for the fiscal year ended March 31, 1999. During this period, the Company advanced a loan of US$40,000 to Luna Products, Inc., pursuant to the agreement to acquire the worldwide license to distribute the Luna Fertility Indicator, as described in Item 1. During the first fiscal quarter ended June 30, 1999, net cash used by investing activities totaled US$710.

Net cash provided by financing activities totaled US$76,969 for fiscal year ended March 31, 1999, of which US$72,500 came from the sale of 7,310,660 shares of the Company's common stock. A further US$20,469 came from short-term loans from Campbell Capital Advisory, Inc., the sole shareholder of which is Mr. Gordon McDougall, President, Chief Executive Officer and director of the Company (see Item 7). During the period, US$16,000 of these short-term loans were repaid. During the first fiscal quarter ended June 30, 1999, net cash provided by financing activities totaled US$27,337. Of this total, additional loans totaling US$5,398 were advanced by Campbell Capital Advisory, Inc., and the Company received short term loans totaling US$16,939 from Javelin Enterprises. None of the officers or directors of the Company are affiliated with Javelin Enterprises; as such, the loan to the Company was at arm's-length. The loan from Campbell Capital Advisory, Inc., is unsecured, bears no interest and has no fixed terms of repayment, and is to be repaid as funds become available. The loan from Javelin Enterprises bears interest at ten percent (10%) per annum and is due and payable on or before June 2, 2000. The Company has the option to repay the loan to Javelin Enterprises prior to June 2, 2000, without penalty.

As at March 31, 1999 and June 30, 1999, the Company had cash resources of US$9,897 and US$4,486, respectively, the latter of which constitutes the Company's present internal sources of liquidity. Because the Company is generating only limited revenues from the sale of the Indicator product, the Company's main external source of liquidity is the sale of its capital stock.

The Company, being a developmental stage enterprise, is currently focusing its efforts on the marketing and sale of the Indicator which will, if successful, mitigate the net loss experienced by the Company. The Company is reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development, marketing and sale of the Indicator. In order to satisfy its requisite budget, management has held and continues to conduct negotiations with potential investors. The Company hopes that these negotiations will result in significant investment in the Company. To achieve and maintain its competitiveness of the Indicator and to conduct costly and time-consuming marketing and promotional activities, the Company may be required to raise additional funds in addition to the funds already raised through the issuance of the Company's shares and through the realization of limited revenue from sales of the Indicator. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to promote, market and distribute the Indicator. Such additional capital may be raised through public or private financings as well as other borrowings and other resources.

The Company believes that its current cash resources, coupled with projected revenue from sales of the Indicator and capital received from additional public or private financings, as well as borrowings and other resources, will be sufficient to support its operations during the next 12-months. However, the Company cannot guarantee that any one source of capital, by itself, or all projected sources combined, will be sufficient to support its operations over the next 12-months. Moreover, there can be no assurances that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or may require the Company to relinquish rights to the Indicator that the Company would not otherwise relinquish. However, the Company believes its is poised to maintain both its short-term and its long-term liquidity. The Company believes that it can continue to successfully market and sell the Indicator.

Results of Operations. The Company did not realize significant revenue from sales of the Indicator from January 19, 1999 (inception) to March 31, 1999. The Company did realize gross revenue of US$1,020 for that period, and US$15,547 for the first fiscal quarter ended June 30, 1999 from sales of the Indicator. However, the Company was incorporated on January 19, 1999, and as such has no significant operating history upon which an estimate of future earnings can be based.

Year 2000 Compliance. Historically, certain computer programs were written using two digits rather than four to define the applicable year. Accordingly, the Company's software could recognize the date using "00" as 1900 rather than the Year 2000, which could result in major systems failures or miscalculations commonly referred to as the Year 2000 issue. The Company has performed an assessment of its information technology systems of the Company and expects that all necessary modifications and necessary replacements will be completed in a timely manner to ensure the systems are Year 2000 compliant. The Company currently utilizes only two personal computers. Based upon the Company's estimates, the cost of addressing the Year 2000 issue as it relates to the Company's computers are not expected to have a material adverse effect on the Company's financial situation, results of operations or cash flows. The potential impact of the Year 2000 issue on significant customers, vendors or suppliers of the Company cannot be reasonably estimated at this time. The Company is not yet certain as to the extent to which the computer software and business systems of its customers and suppliers are Year 2000 compliant. If systems of third parties with which the Company does significant business are not timely converted or, if the Company fails to timely complete the necessary modifications to its own systems, the Year 2000 issue could have a material adverse effect on the Company's business, financial conditions, results of operations and cash flows. The Company's contingency plan is to routinely back up its computer information off of the two computers the Company utilizes in order to ensure that the information is not lost should the Year 2000 issue have a material effect on the Company's computer system. The cost incurred by the Company to address the Year 2000 issue has been de-minimus.

Item 3. Description of Property

Property held by the Company. The Company does not own any significant property.

The Company's Facilities. The Company occupies facilities consisting of 600 square feet of commercial office space located at 1820-1095 West Pender Street, Vancouver, British Columbia, V6E 2M6. The office space is furnished by Campbell Capital Advisory, Inc., located in premises rented to Campbell Capital Advisory, Inc., by International Parkside on a month-to-month basis. From January 19, 1999 (inception) through the period ending March 31, 1999, the Company had paid to International Parkside a total of US$1,700 rent. During the three-month period ended June 30, 1999, the Company paid to International Parkside a total of US$1400 rent.

The Company also rents, on an as-needed basis, storage and work space from Melissa Gervais for US$400 a month. From January 19, 1999 (inception), to June 30, 1999, the Company had paid US$1600 to Ms. Gervais.

Item 11. Description of Securities

The Company is authorized to issue 50,000,000 shares of common stock, US$.001 par value, each share of common stock having equal rights and preferences, including voting privileges; and 5,000,000 shares of preferred stock, US$.001 par value. As of June 30, 1999, there were 7,310,660 shares of the Company's common stock were issued and outstanding, and no shares of the Company's US$.001 par value preferred stock issued and outstanding. As of March 31, 1999, the Company had received a total of US$72,500 as proceeds from the sale of its common stock pursuant to the offerings described in Item 10 of this Amendment No. 1 to the Company's 10-SB. On or about April 15, 1999, the Company received US$5,000 as money owed on the sale of its common stock pursuant to the above-referenced offerings. The receipt of this sum is reflected in the attached financial statements for the period ended June 30, 1999, as "Receipt of stock subscriptions receivable".

The shares of US$.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The

Bylaws of the Company specify how the cash available for distribution, whether occurring from operations or sales or refinancing, is to be shared among the shareholders. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than fifty percent (50%) of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's US$.001 par value common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock.

Item 15. Financial Statements and Exhibits

(b) Index to Exhibits                                 Page
---------------------                                 ----

Specimen Stock Certificate                            E-1 through E-2

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Luna Medical Technologies, Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form 10-SB to be signed on its behalf by the
undersigned, thereunto duly authorized, in the City of             , on November
22, 1999.

                                       Luna Medical Technologies, Inc.,
                                       a Nevada corporation

                                       By:  /s/ Gordon McDougall
                                            ----------------------------------
                                            Gordon McDougall
                                       Its: President